Filed Pursuant to Rule 424(b)(3)

Registration No. 333-262589

STARWOOD REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 6 DATED JANUARY 18, 2023

TO THE PROSPECTUS DATED AUGUST 10, 2022

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Starwood Real Estate Income Trust, Inc., dated August 10, 2022 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Starwood Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•
to provide an update on the tax characterization of our 2022 distributions;
•
to disclose the transaction price for each class of our common stock as of February 1, 2023;
•
to disclose the calculation of our December 31, 2022 NAV per share for each class of our common stock;
•
to provide an update on the status of our current public offering (the “Offering”);
•
to provide an update on our share repurchase requests; and
•
to provide an update to our distribution reinvestment plan.

Tax Characterization of 2022 Distributions

100% of our distributions for the year ended December 31, 2022 will be characterized as return of capital for federal income tax purposes.

February 1, 2023 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of February 1, 2023 (and repurchases as of January 31, 2023) is as follows:

Transaction Price (per share)
Class S	$26.52
Class T	$26.52
Class D	$26.07
Class I	$26.34

The February 1, 2023 transaction price for each of our share classes is equal to such class’s NAV per share as of December 31, 2022. A detailed presentation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

SREIT-SUP6-0123

December 31, 2022 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.starwoodNAV.reit. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. All of our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share as of December 31, 2022 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common shares, as well as partnership interests of the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our NAV as of December 31, 2022 ($ and shares/units in thousands):

Components of NAV	December 31, 2022
Investments in real estate	$25,687,522
Investments in real estate debt	1,657,663
Cash and cash equivalents	643,516
Restricted cash	313,093
Other assets	1,097,661
Debt obligations	(14,170,182)
Secured financings on investments in real estate debt	(751,771)
Subscriptions received in advance	(40,221)
Other liabilities	(427,105)
Performance participation accrual	(102,348)
Management fee payable	(14,531)
Accrued stockholder servicing fees (1)	(4,703)
Non-controlling interests in consolidated joint ventures	(109,511)
Net asset value	$13,779,083
Number of outstanding shares/units	521,924

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of December 31, 2022, we have accrued under GAAP $413.0 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share, by share class, as of December 31, 2022 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$5,954,304	$151,721	$807,646	$6,438,313	$427,099	$13,779,083
Number of outstanding shares/units	224,557	5,722	30,974	244,455	16,216	521,924
NAV Per Share/Unit as of December 31, 2022	$26.52	$26.52	$26.07	$26.34	$26.34

(1)
Includes the partnership interests of the Operating Partnership held by the Special Limited Partner and other third parties.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the December 31, 2022 valuations, based on property types. Once we own more than one self-storage and one extended stay investment we will include the key assumptions for the property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.4%	5.1%
Single-Family Rental	6.4%	5.1%
Industrial	6.4%	5.2%
Office	7.6%	6.1%
Other	8.2%	6.6%

For quarter-end months, these assumptions are determined by the independent valuation advisor or third-party appraisers. In addition, the independent valuation advisor reviews the assumptions from the third-party appraisals. The Advisor reviews the assumptions from each of the appraisals regardless of who performs the work. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Single-Family Rental Investment Values	Industrial Investment Values	Office Investment Values	Other Investment Values
Discount Rate	0.25% decrease	+2.0%	+2.0%	+2.0%	+1.9%	+1.9%
(weighted average)	0.25% increase	(1.9)%	(2.0)%	(2.0)%	(1.9)%	(1.9)%
Exit Capitalization Rate	0.25% decrease	+3.2%	+3.3%	+3.4%	+2.9%	+2.4%
(weighted average)	0.25% increase	(2.9)%	(3.0)%	(3.1)%	(2.6)%	(2.3)%

The following table provides a breakdown of the major components of our NAV as of November 30, 2022 ($ and shares/units in thousands):

Components of NAV	November 30, 2022
Investments in real estate	$26,097,337
Investments in real estate debt	1,732,631
Cash and cash equivalents	569,392
Restricted cash	430,763
Other assets	1,112,046
Debt obligations	(14,212,632)
Secured financings on investments in real estate debt	(626,287)
Subscriptions received in advance	(121,940)
Other liabilities	(451,797)
Performance participation accrual	(147,768)
Management fee payable	(15,069)
Accrued stockholder servicing fees (1)	(4,635)
Minority interest	(113,095)
Net asset value	$14,248,946
Number of outstanding shares/units	525,492

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of November 30, 2022, we have accrued under GAAP $418.4 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share, by share class, as of November 30, 2022 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$6,114,976	$155,918	$854,996	$6,684,341	$438,715	$14,248,946
Number of outstanding shares/units	224,566	5,725	31,909	247,076	16,216	525,492
NAV Per Share/Unit as of November 30, 2022	$27.23	$27.23	$26.79	$27.05	$27.05

(1)
Includes the partnership interests of the Operating Partnership held by the Special Limited Partner and other third parties.

Status of our Current Public Offering

This Offering was declared effective by the SEC on August 10, 2022 and we are currently offering on a continuous basis up to $18.0 billion in shares of common stock, consisting of up to $16.0 billion in shares in our primary offering and up to $2.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we had issued and sold (i) 33,093,596 shares of our common stock (consisting of 11,584,577 Class S shares, 150,543 Class T shares, 2,282,000 Class D shares and 19,076,476 Class I shares) in the primary offering for total proceeds of approximately $916.0 million and (ii) 3,658,750 shares of our common stock (consisting of 1,616,661 Class S shares, 54,991 Class T shares, 287,204 Class D shares and 1,699,894 Class I shares) pursuant to our distribution reinvestment plan for a total value of approximately $100.7 million. As of December 31, 2022, our aggregate NAV was approximately $13.8 billion. We intend to continue selling shares in the Offering on a monthly basis.

Share Repurchase Request Update

Pursuant to the terms of our share repurchase plan, the total amount of aggregate share repurchases is limited to no more than 2% of our aggregate NAV per month (measured using the aggregate NAV as of the end of the immediately preceding month) and no more than 5% of our aggregate NAV per calendar quarter (measured using the aggregate NAV as of the end of the immediately preceding quarter).

In October 2022, we received repurchase requests equal to 2.2% of our aggregate monthly NAV. Our board of directors, including all of our independent directors, authorized repurchases above our 2% monthly repurchase limitation for October 2022. As such, 100% of share repurchase requests were satisfied in October 2022. In November 2022, we received repurchase requests equal to 3.2% of our aggregate monthly NAV. As per the terms of our share repurchase plan, we honored all repurchase requests for November 2022 on a pro rata basis up to the 2% monthly limitation. As such, 63% of each stockholder’s repurchase request was satisfied in November 2022.

In December 2022, we received repurchase requests equal to 4.2% of our aggregate monthly NAV. As per the terms of our share repurchase plan, we are honoring all repurchase requests for December 2022 on a pro rata basis up to the 5% quarterly limitation of which 0.8% of September 30, 2022 NAV was honored. As such, 20% of each stockholder’s share repurchase requests were satisfied in December 2022.

Distribution Reinvestment Plan Update

Due to administrative efficiencies, our distribution reinvestment plan is amended effective as of the date of this Supplement such that a stockholder who participates in our distribution reinvestment plan and seeks the repurchase by us of a portion of his or her shares will continue to participate in our distribution reinvestment plan with respect to any shares not repurchased. A stockholder’s participation in our distribution reinvestment plan will automatically terminate if he or she seeks the repurchase by us of all of his or her shares and any distributions paid following such repurchase request will be paid in cash. Stockholders who would like to change their distribution reinvestment plan elections should contact our company.